Morgan, Lewis & Bockius LLP                                         Morgan Lewis
1701 Market Street
Philadelphia, PA  19103-2921
Tel:   +1.215.963.5000
Fax:  +1.215.963.5001
www.morganlewis.com


December 23, 2015


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund Post-Effective Amendment No. 260 (File No. 033-42484) and Amendment No. 261(File No. 811-06400) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 260 and, under the Investment Company Act of 1940, as amended, Amendment No. 261 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of revising the principal investment strategies of the Sands Capital Global Growth Fund, a series of the Trust.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,

/s/ Leon E. Salkin
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Leon E. Salkin